              Exhibit 23.1

CONSENT OF ERNST & YOUNG LLP

We consent to the reference to our firm under the caption “Experts” and “Selected Consolidated Financial Data” and to the use of our report dated February 5, 2000, in Amendment No. 7 to the Registration Statement (Form S-1 No. 333-31430) and related Prospectus of StorageNetworks, Inc. for the registration of 10,350,000 shares of its common stock.

Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S / ERNST & YOUNG LLP

Boston, Massachusetts
June 28, 2000